FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Director,
Managing Executive Officer and General Manager of Corporate Financial & Accounting Group

Date: August 28, 2009

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Changes in Directors

August 28, 2009

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation
Name of Representative:	Tetsuo Kuba, President and Director
(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)
Person for inquiry:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Financial & Accounting Group (Tel: +81-75-604-3500)

Changes in Directors

Kyocera Corporation (President and Director, Tetsuo Kuba) (the “Company”) hereby gives notice that Mr. Yuzo Yamamura, the Vice Chairman and Representative Director of the Company will resign from his office as such as of August 31, 2009 due to health reasons. Taking this opportunity, notice is also given that a change in the assignment of a director, to be effective as of September 1, 2009, was resolved at the meeting of the Board of Directors of the Company held yesterday, as set forth below.

1.	Resignation of Director as of August 31, 2009

Mr. Yuzo Yamamura:	[Present] Vice Chairman of the Board and Representative Director of the Company and General Manager of Corporate Communication Equipment Group

*       Mr. Yamamura will also resign from the office of Director and Executive Advisor of Kyocera Elco Corporation on the same day.

*       Mr. Yamamura will assume the office of part-time Counselor to the Company from September 1, 2009.

2.	Changes in Assignment of Director (from September 1, 2009)

Name	Title	New Assignment	Present Assignment
Yasuyuki Yamamoto	Director Managing Executive Officer	General Manager of Corporate Communication Equipment Group	Deputy General Manager of Corporate Communication Equipment Group

* There will be no change in title.